EXHIBIT 99.1

                              STRATA OIL & GAS INC.
                           918 16TH Ave. NW, Suite 408
                                Calgary, Alberta
                                     T2M O3K

                            MANAGEMENT PROXY CIRCULAR
                   (AS OF MAY 30, 2006 UNLESS OTHERWISE NOTED)


                       MANAGEMENT SOLICITATION OF PROXIES

This Management Proxy Circular is furnished to you in connection with the solicitation of proxies by management of Strata Oil & Gas Inc. ("we", "us" or the "Company") for use at the annual general and special meeting (the "Meeting") of shareholders of the Company to be held on June 23, 2006, and at any adjournment of the Meeting. The Company will conduct its solicitation by mail and our officers, directors and employees may, without receiving special compensation, contact shareholders by telephone, electronic means or other personal contact. We will not specifically engage employees or soliciting agents to solicit proxies. We do not reimburse shareholders, nominees or agents (including brokers holding shares on behalf of clients) for their costs of obtaining authorization from their principals to sign forms of proxy. We will pay the expenses of this solicitation.


                           APPOINTMENT OF PROXY HOLDER

The persons named as proxy holders in the enclosed form of proxy are the Company's directors or officers. As a shareholder, you have the right to appoint a person (who need not be a shareholder) in place of the persons named in the form of proxy to attend and act on your behalf at the Meeting. To exercise this right, you must either insert the name of your representative in the blank space provided in the form of proxy and strike out the other names or complete and deliver another appropriate form of proxy.

A proxy will not be valid unless it is dated and signed by you or your attorney duly authorized in writing or, if you are a corporation, by an authorized director, officer, or attorney of the corporation.


                                 VOTING BY PROXY

The persons named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with your instructions, provided your instructions are clear. If you have specified a choice on any matter to be acted on at the Meeting, your shares will be voted or withheld from voting accordingly. If you do not specify a choice or where you specify both choices for any matter to be acted on, your shares will be voted in favour of all matters.

The enclosed form of proxy gives the persons named as proxy holders discretionary authority regarding amendments or variations to matters identified in the Notice of Meeting and any other matter that may properly come before the Meeting. As of the date of this Management Proxy Circular, our management is not aware of any such amendment, variation or other matter proposed or likely to come before the Meeting. However, if any amendment, variation or other matter properly comes before the Meeting, the persons named in the form of proxy intend to vote on such other business in accordance with their judgment.

You may indicate the manner in which the persons named in the enclosed proxy are to vote on any matter by marking an "X" in the appropriate space. If you wish to give the persons named in the proxy a discretionary authority on any matter described in the proxy, then you should leave the space blank. In that case, the proxy holders nominated by management will vote the shares represented by your proxy in accordance with their judgment.


                                 RETURN OF PROXY

You must deliver the completed form of proxy to the Company's head office at the address listed on the cover page of this Management Proxy Circular, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the scheduled time of the Meeting or any adjournment.


                               REVOCATION OF PROXY

If you are a registered shareholder who has returned a proxy, you may revoke your proxy at any time before it is exercised. In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either:

signing a proxy bearing a later date; or

signing a written notice of revocation in the same manner as the form of proxy is required to be signed as set out in the notes to the proxy.

The later proxy or the notice of revocation must be delivered to the Company's head office at any time up to and including the last business day before the scheduled time of the Meeting or any adjournment, or to the Chairman of the Meeting on the day of the Meeting or any adjournment.


                    VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Company is authorized to issue an unlimited number of common shares, of which 24,571,944 common shares are issued and outstanding as of May 30, 2006. The Company is also authorized to issue an unlimited number of preferred shares, of which none have been issued as of May 30, 2006.

Persons who are registered shareholders at the close of business on May 30, 2006 will be entitled to receive notice of, attend, and vote at the Meeting. On a show of hands, every shareholder and proxy holder will have one vote and, on a poll, every shareholder present in person or represented by proxy will have one vote for each share. In order to approve a motion proposed at the Meeting, a majority of more than 50% of the votes cast will be required to pass.

The nominees for election to the board of directors who receive the greatest number of votes cast for the election of directors by the shares present, in person or by proxy, will be elected directors. Holders of common shares are not allowed to cumulate their votes in the election of directors. The ratification of the appointment of BDO Dunwoody LLP as the independent auditors for the Company until the next annual general meeting will require the affirmative vote of a majority of outstanding common shares present or represented and entitled to vote at the Meeting.

To the knowledge of our directors and senior officers, no persons beneficially own, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of all voting rights as of May 30, 2006.


                              ELECTION OF DIRECTORS

Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until that person sooner ceases to be a director. The shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at 5 for the next year, subject to any increases permitted by the Company's By-Laws.

Unless you provide other instructions, the enclosed proxy will be voted for the nominees listed below, all of whom are presently members of the Board of Directors. Management does not expect that any of the nominees will be unable to serve as a director. If before the Meeting any vacancies occur in the slate of nominees listed below, the person named in the proxy will exercise his or her discretionary authority to vote the shares represented by the proxy for the election of any other person or persons as directors.

Management proposes to nominate the persons named in the table below for election as director. The information concerning the proposed nominees has been furnished by each of them:

------------------------------- ------------------- ------------------------- ----------------------------
    NAME, JURISDICTION OF         DIRECTOR SINCE        NUMBER OF SHARES       PRINCIPAL OCCUPATION AND,
    RESIDENCE AND PRESENT                             BENEFICIALLY OWNED,     IF NOT PREVIOUSLY ELECTED,
         OFFICE HELD                                DIRECTLY OR INDIRECTLY,      PRINCIPAL OCCUPATION
                                                     OR OVER WHICH CONTROL    DURING THE PAST FIVE YEARS
                                                        OR DIRECTION IS                   (2)
                                                        EXERCISED(1)(3)
------------------------------- ------------------- ------------------------- ----------------------------
------------------------------- ------------------- ------------------------- ----------------------------
Manny Dhinsa
Edmonton, Alberta                August 19, 2005             6,666            Chief Executive Officer
President, Secretary,
Treasurer and CEO
------------------------------- ------------------- ------------------------- ----------------------------
------------------------------- ------------------- ------------------------- ----------------------------
Pol Brisset
Calgary, Alberta                 August 23, 2005             33,332           Director
------------------------------- ------------------- ------------------------- ----------------------------
------------------------------- ------------------- ------------------------- ----------------------------
Scott Praill
Vancouver, BC                    October 23, 2002            1,332            Director
------------------------------- ------------------- ------------------------- ----------------------------
------------------------------- ------------------- ------------------------- ----------------------------
Pratt Barndollar
Calgary, Alberta                 October 12, 2005              -              Director
------------------------------- ------------------- ------------------------- ----------------------------
------------------------------- ------------------- ------------------------- ----------------------------
Charlie Perity
Calgary, Alberta                 January 1, 2006               -              Director
------------------------------- ------------------- ------------------------- ----------------------------

(1).As at May 30, 2006.

(2).Information respecting principal occupations is set forth below.
(3). Represents common stock options that are exercisable within 60 days of May 30, 2006.

Information respecting the principal occupations and background of each of the nominees as directors is as follows:

MANNY DHINSA is an accomplished petroleum geologist who has been working in the Alberta oil patch for more than a decade. His clients have included world-class oil and gas companies such as Encana, Nexen, Devon and CNRL. He has been involved in advanced exploration programs throughout Alberta, Saskatchewan and northeast British Columbia, including heavy oil exploration in the Lloydminster area (CNRL) and Encana's natural gas resource in the Greater Sierra play. Mr. Dhinsa graduated from the University of Alberta with a Bachelor of Science degree in geology.

POL BRISSET is a Calgary-based finance and marketing professional. During his career he has worked for such multi-billion dollar corporations as Coors and Molson. His knowledge and experience in business operations and team development is of specific importance to Strata. Mr. Brisset is fluent in English and French, and received his Business degree from the University of Quebec at Montreal.

SCOTT PRAILL has served on our Board of Directors of Strata since October 2002. Mr. Praill is a financial professional who has been employed by leading companies such as Placer Dome and Westcoast Energy, and was a Senior Accountant for Price Waterhouse, where his responsibilities included the planning of financial statement audits and ensuring Canadian and U.S. GAAP compliance. His duties have also included assessment of adequate financial statement disclosure; preparing and reviewing financial information including pro-forma financial statements for prospectuses, information circulars and other offering documents related to acquisitions, mergers and the issuance of debt and equity securities; evaluating public company operating results through financial statement and financial ratio analysis; and reviewing financial internal control systems and preparing reports for presentation to Audit Committees and Boards of Directors. Mr. Praill has extensive experience in public company financial reporting including compliance with Canadian and U.S. securities exchange requirements and the preparation and review of financial statements. Mr. Praill was the director of finance for Inflazyme Pharmaceuticals. Mr. Praill is currently a self-employed financial consultant. Mr. Praill is also currently a Director of American Goldrush Corporation, a privately held mining company. Mr. Praill has earned the following designations: Chartered Accountant (BC, 1996), Certified Public Accountant (Illinois, 2001), and a Bachelor of Science Degree (Simon Fraser University, 1989).

PRATT BARNDOLLAR is an experienced geophysicist who has served as senior geoscience manager and interpreter for large and small oil companies during the span of his career. He has broad US and international experience in prospect evaluation, operations and planning. Mr. Barndollar served as Chief Geophysicist and Exploration Portfolio Manager for Devon Energy between 2002 and 2005, Senior Geophysicist for Samson Canada between 2000 and 2002, Chief Geophysicist for Apache Canada between 1997 and 2000, and Senior Explorer and Project Leader for Phillips Petroleum between 1982 and 1997. Mr. Barndollar earned two Bachelor of Science degrees from Kansas State University, in Geophysics and Civil Engineering. His professional affiliations include the Association of Professional Engineers, Geologists, and Geophysicists of Alberta; Texas Board of Professional Geoscientists; American Association of Petroleum Geologists; Society of Petroleum Engineers; Canadian Society of Petroleum Geologists; and the Canadian Society of Exploration Geophysicists.
CHARLIE PERITY is an experienced oil sands geologist who has worked for large and small oil companies during the span of his career. He currently serves as Senior Geologist for Terracon Geotechnique of Calgary where much of his work is focused on oil sands projects. Prior to that Mr. Perity served as Hydrogeologist for Lifewater Resources and AGC Woodward-Clyde, both of Australia, after running a technology company from 1995 through 2002. Mr. Perity served as Oil Sands Project Geologist for BP Canada between 1984 and 1990. Mr. Perity earned a Bachelor of Science degree in Earth Sciences (Geology) from the University of Waterloo, and a Master of Science degree in Hydrogeology from the University of Technology in Sydney.

Pursuant to section 171(1) of the Business Corporations Act (Canada), the Company is required to have an Audit Committee comprised of at least three directors, a majority of whom are not officers or employees of the Company. The current members of the Audit Committee are Manny Dhinsa, Pol Brisset and Scott Praill. The Company has established an Option Committee and a Compensation Committee, each consisting of Manny Dhinsa and Pol Brisset. The Option Committee recommends and grants options to individuals under the stock option plans adopted by the Company. The Compensation Committee recommends and grants compensation to individuals who work for the Company, including the directors and officers.


                             EXECUTIVE COMPENSATION

COMPENSATION OF NAMED EXECUTIVE OFFICERS

This section provides particulars of compensation paid to the following executive officers for services to the Company during the most recently completed financial year:

the Chairman and any Vice-Chairman of the Board of Directors of the Company, where that Chairman or Vice-Chairman performs functions of the office on a full-time basis;

the President of the Company;

any Vice-President in charge of a principal business unit of the Company, such as sales, finance or production; and

any officer of the Company or of a subsidiary who performs a policy-making function in respect of the Company, whether or not the officer is also a director of the Company or its subsidiary,
(each of whom is a "Named Executive Officer").

The following table shows compensation paid to the Company's executives for the last three years.

--------------- -------------- ------- --------- --------- ---------------- ------------ ---------- ----------------
Name            Title          Year    Salary    Bonus     Other            Restricted   LTIP       All Other
                                                           Annual           Stock        Payouts    Compensation
                                                           Compensation     Awarded      ($)
--------------- -------------- ------- --------- --------- ---------------- ------------ ---------- ----------------
Many Dhinsa(1)  Director,      2005           0         0                0            0          0                0
                President,
                Secretary,
                and Treasurer
                               2004           0         0                0            0          0                0
                               2003           0         0                0            0          0                0
--------------- -------------- ------- --------- --------- ---------------- ------------ ---------- ----------------
Trevor  Newton  Director,
((2))           President,
                Secretary,
                and Treasurer  2005      60,000         0                0            0          0                0
                               2004      90,000         0                0            0          0                0
                               2003      90,000         0                0            0          0                0
--------------- -------------- ------- --------- --------- ---------------- ------------ ---------- ----------------
Fred   Coombes  Vice
(3)             President      2005      40,000         0                0            0          0                0
                               2004      56,074         0                0            0          0                0
                               2003      56,074         0                0            0          0                0
--------------- -------------- ------- --------- --------- ---------------- ------------ ---------- ----------------

(1) Manny Dhinsa was appointed to his position on August 19, 2005 and did not receive any salary or fees in 2005. Commencing May 15, 2006, Mr. Dhinsa will receive CDN$10,000 (USD $9,090) per month in consulting fees. Mr. Dhinsa also received 400,000 stock options exercisable into common shares at $0.22 per option until expiry on August 24, 2015.

(2) Trevor Newton was receiving an annual salary of $90,000 per year. Mr. Newton resigned August 19, 2005. He received salary to the end of August 2005. Mr. Newton also received 1,000,000 stock options exercisable into common shares at $0.205 per option until expiry on August 5, 2015. No stock options were granted to Mr. Newton in 2004 or 2003.

(3) Fred Coombes was being paid $5,000 in consulting fees by the Company until his resignation on August 23, 2005. Mr. Coombes also received 1,000,000 stock options exercisable into common shares at $0.205 per option until expiry on August 5, 2015. No stock options were granted to Mr. Coombes in 2004 or 2003.

INCENTIVE STOCK OPTIONS TO NAMED EXECUTIVE OFFICERS

The Company has two stock option plans pursuant to which employees, directors and consultants and other agents of the Company may be granted options to purchase shares of the Company.

In February 2000, the Company adopted its 2000 Stock Option Plan (the "2000 Plan"). The 2000 Plan provides for the granting of up to 3,500,000 stock options to key employees, directors and consultants, to purchase common shares of the Company. During 2002, the Company adopted its 2002 Stock Option Plan (the "2002 Plan"). The 2002 Plan provides for the granting of up to an additional 3,500,000 stock options to key employees, directors and consultants, to purchase common shares of the Company. Under both the 2000 Plan and the 2002 Plan, the granting of incentive and non-qualified stock options, exercise prices and terms are determined by the Company's Option Committee, a committee designated to administer the 2000 and 2002 Plans by the Board of Directors.

The  following  table   summarizes   information   concerning   outstanding  and
exercisable common stock options under the 2000 and 2002 Plans at December 31, 2005:

                                                                     Weighted        Number of          Weighted
       Remaining Range of  Number of                                  Average          Options           Average
          Exercise Prices  Options           Contractual Life  Exercise Price        Currently    Exercise Price
                           Outstanding             (in Years)                      Exercisable
-------------------------- ---------------- ------------------ --------------- ---------------- -----------------

                   $0.205        2,000,000               9.58   $       0.205                -   $             -

           $0.22 to $0.30        1,650,000               8.46   $        0.24          650,000   $          0.28

           $0.65 to $0.73          270,000               6.55   $        0.67          270,000   $          0.67
                           ----------------                                    ----------------

                                 3,920,000                                             920,000
                           ----------------                                    ----------------

There are 220,000 options available to be granted under the 2000 Plan and 130,000 options available under the 2002 Plan.

--------------------------------------------------------------------------------
The following table shows stock options granted to Officers and Directors during 2005:
--------------------------------------------------------------------------------

            STOCK OPTION GRANTS FOR THE YEAR ENDED DECEMBER 31, 2005
-----------------------------------------------------------------------------------------------------------------------------------
Name                   Number of      % Of Total      Exercise       Grant Date      Expiration    Mkt. Value of
                        Options        Options        Price per                         Date         Securities
                        Granted        Granted         Option                                        Underlying
                                                                                                     Options on
                                                                                                   Date of Grant
Manny Dhinsa            400,000         12.5%           $0.22         8/24/05         8/24/15          $0.22
Trevor Newton          1,000,000        31.25%         $0.205          8/5/05          8/5/15          $0.205
Fred Coombes           1,000,000        31.25%         $0.205          8/5/05          8/5/15          $0.205
Pol Brisset             200,000         6.25%           $0.22         8/24/05         8/24/15          $0.22
Scott Praill            200,000         6.25%           $0.22         8/24/05         8/24/15          $0.22



The Company did not reprice downward any options held by any Named Executive Officer during the most recently completed financial year.

OTHER REMUNERATION

The Named Executive Officers did not receive any non-cash compensation during the last financial year.

TERMINATION OF EMPLOYMENT OR CHANGE OF CONTROL

We have no plan or arrangement to pay or otherwise compensate any Named Executive Officer if his employment is terminated as a result of resignation, retirement, change of control, etc. or if his responsibilities change following a change of control, where the value of this compensation exceeds $60,000 per Named Executive Officer.

COMPENSATION OF DIRECTORS


Two of our Directors, Pratt Barndollar and Charlie Perity each receive $500 per month for serving as Directors of our Company. Mr. Perity's monthly fee is denominated in Canadian dollars while Mr. Bardollar's fee is denominated in U.S. dollars. Mr. Barndollar received USD $1,500 in 2005 as he was appointed on October 12, 2005 while Mr. Perity did not receive any payments in 2005 as he was appointed on January 1, 2006.

Except as noted above, we did not grant options to any directors, other than the Named Executive Officers, during the most recently completed financial year.


                  INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of our directors or senior officers, proposed nominees for election as directors, or associates of any of them, is or has been indebted to the Company or our subsidiaries at any time since the beginning of the most recently completed financial year and no indebtedness remains outstanding as at the date of this Management Proxy Circular.


              INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of our subsidiaries, other than as disclosed under the headings "Disposition of Assets", "Executive Compensation" and "Particulars of Matters to be Acted On".
For the purposes of this Management Proxy Circular, an "informed person" means:

a director or executive officer of the Company;

a director or executive officer of a company that is itself an informed person or subsidiary of the Company; and

any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over, common shares of the Company carrying more than 10 percent of the votes attached to all outstanding voting shares of the Company.


                             APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given in this solicitation will be voted for the re-appointment of BDO Dunwoody LLP, Chartered Accountants, of Vancouver, British Columbia, as our auditor to hold office until the next annual general meeting. We propose that the Board of Directors be authorized to fix the remuneration to be paid to the auditor. BDO Dunwoody LLP was first appointed our auditor in 2003.


              INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

None of our directors or senior officers, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of our last completed financial year, and no associate or affiliate of any of these persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than as disclosed under the heading "Particulars of Matters to be Acted On".


                      PARTICULARS OF MATTERS TO BE ACTED ON

STOCK OPTION PLAN

The directors of the Company wish to obtain the approval of shareholders of the Company's 2006 Stock Option Plan (the "Plan"). Pursuant to the Plan, a maximum of 4,000,000 common shares of the Company have been reserved for issuance on exercise of stock options that may in the future be granted under the Plan. The purpose of the Plan is to provide incentive to employees, directors, officers, management companies and consultants who provide services to the Company and reduce the cash compensation the Company would otherwise have to pay.

Terms of the Stock Option Plan

A full copy of the Plan is attached to this Information Circular. The following is a summary of the material terms of the Plan:

Number of Shares Reserved. The number of common shares which may be issued pursuant to options granted under the Plan is 4,000,000 common shares of the Company.

Administration. The Plan is administered by a committee (the "Option Committee") selected by the Board of Directors of the Company from time to time, and shall consist of one or more directors of the Company.

Maximum Term of Options. The term of any options granted under the Plan is fixed by the Option Committee and may not exceed 10 years from the date of grant. The options are non-assignable and non-transferable, except in limited circumstances such as by will or pursuant to the laws of descent and distribution.

Exercise Price. The exercise price of options granted under the Plan is determined by the Option Committee, provided that it is not less than the Fair Market Value per Share, as that term is defined in the Plan.

Termination. Any options granted pursuant to the Plan will terminate generally within three months of the option holder ceasing to act as a director, officer, employee, consultant or agent of the Company or any of its affiliates, , unless such cessation is on account of death or disability. If such cessation is on account of death or disability, the options terminate on the first anniversary of such cessation. If such cessation is on account of cause, or terminated by regulatory sanction or by reason of judicial order, the options terminate immediately, provided that the Option Committee may waive such termination for a period of up to one year from the date of such cessation. Options that have been cancelled or that have expired without having been exercised shall continue to be issuable under the Plan. The Plan also provides for adjustments to outstanding options in the event of any consolidation, subdivision, conversion or exchange of Company's shares.

Option Committee. The Plan provides that, generally, the number of shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such options shall be determined by the Option Committee.

Shareholder Approval


         Shareholders will be asked at the Meeting to approve with or without variation the following resolution:



         "BE IT RESOLVED THAT the 2006 Stock Option Plan be and it is hereby approved."



                                 OTHER BUSINESS

As of the date of this circular, management knows of no other matters to be acted upon at the Meeting. However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

If any shareholder entitled to vote at an annual general meeting of the Company wishes to propose any matter to be raised at the annual meeting to be held in 2007, such shareholder should submit the proposal in writing to the Company's head office at the address listed on the cover page of this Management Proxy Circular, not later than March 31, 2007.

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors.

                    BY THE ORDER OF THE BOARD OF DIRECTORS OF

                              STRATA OIL & GAS INC.


                                  MANNY DHINSA

                                    PRESIDENT